Filed by Vast Solar Pty Ltd

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nabors Energy Transition Corp.

Commission File No.: 001-41073

Set forth below is transcript of a UBS Energy Transcription Conference Call with Craig Wood, Chief Executive Officer of Vast Solar Pty Ltd (“Vast Solar”) on or around April 5, 2023 regarding Vast Solar’s proposed business combination with Nabors Energy Transition Corp.

Jon Windham:

I appreciate everyone for joining today. What should be a call I've really been looking forward to, quite frankly. We're going to be talking concentrated solar today with Vast Solar. Just as some background, Vast Solar is an Australian based renewable energy company that's developing next gen, concentrated solar power systems, often called CSP.

Vast’s CSP utilizes a proprietary modular sodium loop to efficiently capture, store and utilize solar heat to deliver clean dispatchable power and heat, utility scale power generation, green fuel production and industrial process heat applications. So we have lots to talk about. As a bit of background, on the 14th of February this year, Vast announced a business combination agreement with Nabors Energy Transition Corp. or NETC. The combined entity is expected to be named Vast and expected to be listed on the New York Stock Exchange under ticker VSTE. Very happy to have with us on the call today from Vast Solar, Craig Wood, who is the CEO.

Before I turn it over to Craig, just a few logistical items to go through. There are slides to accompany today’s discussion. They were distributed to preregistered participants about 30 minutes ago. The format will be an open presentation of Vast Solar by Craig, followed by Q and A. You will have the opportunity to ask questions live on the call. Chelsea, the operator, will provide instructions on how you can do that about halfway through the call. Alternatively, I know many of you prefer to email me questions, do feel free to do that. So if you don't have the slides or you have a question that you'd like me to ask anonymously for you as time permits, you can email me at jon.windham@ubs.com. I hope that if you found your way to the call series, you already have my email. And then lastly, compliance.

As a UBS equity research analyst, I am required to provide certain disclosures related to the nature of my own relationship and that of UBS with a company discussed on today's call. A full list of disclosures is available on the ubs.com/disclosures. Alternatively, do feel free to email me and I can provide them for you.

Lastly, this call in and of itself is not a recommendation by UBS to transact in any security.

All right. With the unfun stuff out of the way, Craig, thank you so much for being here. Really look forward to hearing from you about the Vast Solar story and look forward to you being part of the publicly listed equities market. It'll be an interesting addition to the comp set and concentrated solar is one of the things that we have been watching as a technology for quite a while. It's very interesting. This is really a way for public equity investors to get exposure to it.

So really appreciate you being here today. With that, I will turn the floor over to you.

Craig Wood:

Thank you, John. Thank you for the opportunity to speak with all of your clients as well.

What I propose to do today is really to start with just an overview of Vast Solar. So for people that have gotten the paperwork that was circulated in front of them, we'll start in the Vast overview section. I'll talk a little bit about the history of the business, something about the technology, its applications and then also draw some themes as to why our version three technology, we think, is the technology that ultimately opens up and delivers on the real potential of CSP in sunny markets around the world.

So starting on page 12, just what is CSP at its core? Concentrating solar uses mirrors in some configuration to concentrate, to gather the energy from the sun and then capture that energy as heat.

About 15 years ago, there was a race between photovoltaic and CSP to see which would become the dominant solar technology. It's become very clear now that PV has won that race. The investment in the supply chains made in America, Germany, and ultimately China has meant that PV is just now incredibly cheap. So it's important to understand from the outset that CSP does not compete against PV. Instead, the main use of CSP, the main source of the value proposition, is that that heat that we capture can actually be stored extremely efficiently and used at a later time to either generate electricity through the creation of steam that ultimately spins the turbine or it can be used directly as process heat in industrial applications. And increasingly, there's an opportunity to combine the heat plus electricity in some of the green fuels applications.

In terms of our technology—if I just flip to page 19—what our technology does is we use mirrors. They're called heliostats. They're individual mirrors that are controlled and they track the sun in two axes and those mirrors focus and concentrate the energy onto a solar receiver that sits on top of the tower. It uses liquid sodium metal to cool, to take the energy away. That sodium loop gathers all the energy in the form of hot sodium. We use a heat exchanger to pass that energy into what’s called solar salt. The salt that we use is a mixture of sodium nitrate and potassium nitrate, and that is a standard technology that's been used in CSP plants for many decades.

I mentioned a moment ago that the dispatchability is a business proposition. Once the energy is in the hot salt tank, it can stay there for a very long period of time. It loses less than 1% of temperature per day. That's all very well and good, but typically people don't pay for capacity and so what you tend to find is that the systems that we design cycle the hot salt through the tanks once a day in order to create either electrons or thermal energy, which we get paid for.

When it's time to use the energy, it can either be popped off directly in the form of steam for use in process heat applications, or it can be turned into steam and then used to run an electricity generator.

In terms of our technology and how it differs—if I just take you back to page 18 in this deck—CSP has quite a long history. You're talking about four or five decades of deployment around the world at utility scale. The US has historically been one of the pioneers in the industry and there are numerous plants of both version one and version two of the technology that currently operate in the States today.

Parabolic trough systems were originally pioneered here in the US but the technology was deployed widely in a number of markets around the world, including Spain, Morocco, South Africa, Chile and increasingly also in China. The parabolic trough systems are very well proven. They're very bankable. There's about six gigawatts of them installed around the world. But the issue that they have is that the energy that they produce is quite expensive and that's driven by a fundamental limitation in the technology. Essentially the thermal oil, which is the medium that's used to collect the energy, is limited to less than 400 degrees Celsius, and by the time that energy is passed through storage and into steam generation, the result is relatively inefficient power generation.

If you compare our system to the troughs, what we've essentially done is introduced a different heat transfer fluid in the form of liquid sodium and that allows us to drive up to high temperatures. Just while I'm mentioning sodium again, it's important to understand that liquid sodium has been used in the global nuclear industry for decades as a coolant. It's a liquid metal, which means that thermal conductivity is outstanding. So it's a relatively inexpensive medium with excellent thermal conductivity and that makes it ideal for this role.

What we've essentially been doing at Vast for the last decade or so is borrowing that knowledge from the nuclear industry and repurposing that in a format that's fit for purposes of CSP. So we're smart and we've got lots of IP around it, but ultimately we're also not doing something that's not been done by humanity before.

Turning back to page 18—in order to try and get over that thermal limitation that the parabolic troughs have for the last 10 or 15 years or so—the global CSP industry has been moving to what's called the central tower designs. These designs do away with three fluids. They basically get rid of the thermal oil and the sodium. And instead what they do is they use the salt and pump it up the tower to use that as the medium that collects and stores the heat. There's an apparent elegance to that solution, obviously turning three fluid lids into two, but there have been some really significant challenges with his approach.

The first of those stems from a thermal process controlled limitation, and these plants, they're quite amazing in terms of just the underlying engineering and construction. You're talking about in the middle of the system, there's a tower that's just equivalent in height to a skyscraper, and then there's a thousand tons of steel and process equipment that gets installed on top of that skyscraper. The mirrors themselves tend to be about the size of a room, and those mirrors ultimately are laid out around that single central tower typically to a radius of about one mile. So you end up with these incredibly large systems that are concentrating a huge amount of energy onto the top of that solar receiver.

Unfortunately, there are these things called clouds that are really the bane of CSP’s professional existence. We call them transients, and what you find is that when clouds come and go, you can end up with very large changes in the solar flux hitting that receiver. And the central tower systems in particular have not been able to overcome the challenge of controlling the flow of salt such that in an environment where there are clouds increasing and decreasing the amount of energy hitting the system, that the temperature of the salt that comes out of those towers is able to be managed. And it's really those thermal cycles that have ultimately been problematic for downstream equipment and have created significant challenges with that technology.

The other limitation that we see with the technology, the central tower technology, is that there's an inability to scale past a certain point. If you think about it, because you're talking about mirrors being installed at an increasingly large radius from a central point, incremental energy that would be seeking to point up at the tower ends up being increasingly expensive because you need more mirrors to go into a greater circle. And also as the mirrors get further away, you get more atmospheric scattering of the sunlight and hence you end up with a fundamental scale limit, which is typically these circles are about a mile in radius.

By contrast, a modular system is able to have lots of much smaller modules and they're connected by a piping network, which means that you are able to, in aggregate, bring more energy back to the central power block, and it's that central power block that ultimately delivers you the economies of scale.

And so essentially, what our system does as shown on the right-hand side here at page 18, is it delivers the modularity benefits and the controllability of the parabolic trough systems. But by using a modular tower system where we have a heliostat that's pointing to much smaller towers, and then we'll link those towers together, we're able to get the high performance benefits using the sodium in the tower configuration.

What does that all mean? Well, if I, again, take you back on page 17, ultimately we end up with a system that is lower cost, that is more flexible, and also is more reliable than previous generations of the technology.

If you go back again to my comments a moment ago about the race between PV and CSP, the reason why CSP has not been more widely deployed, is twofold. Number one, it has been too expensive and it's been comparatively slow to step down the learning curves. But the other part of it is, once the bulk energy is provided by PV and wind, it's only now becoming apparent that the dispatchability and the requirement, the value of that, is what we're going to be needing in global energy systems as we move forward.

Just moving on from the technology, just to talk a little bit about Vast’s history, if I flip over to page 21, that's our first 10 years or so on a page. As Jon mentioned at the beginning, we're an Australian company. We've been doing what we do for about the last 13 years. The first five years of that was spent developing components for our CSP system, and then the second five years was really spent developing and deploying those components in a system that we called our demonstration plant.

That plant was a 1.1 megawatt grid connected facility. We built that plant and commissioned it in its final form in January of 2018, and we ran that plant for nearly three years to its scheduled decommissioning date. That's a really important thing to understand. These technologies, they are complicated. They do take a long time, obviously, to design and construct, but then you also need significant operating history to get comfortable that the technology itself is completely sorted, and you're not going to have any issues once you move to the next point of scaling.

Just to call out the box on the bottom of the page there, after 10 years in business, we were delighted to be awarded the International Energy Agency's Technical Innovation Award for CSP in 2019, and that was a really nice bookend for the first 10 years in business.

Since then, what we've been doing is working on developing opportunities for us to deploy our technology. So if I ask people turn over to page 27, you can see on this page the projects that we currently have on our slate. The first of those is what we call our reference plant, which is a 30 megawatt turbine attached to eight hours of thermal storage. That project is going to be built in Port Augusta, which is a site that's located about three and a half hours north of Adelaide, for those of you familiar with Australian geography.

That project has enjoyed significant support from the Australian government in the form of two things. Firstly, a commitment from ARENA, the Australian Renewable Energy Agency, of up to $65 million Australian dollars of grant funding. Then we've also been provided access to up to $110 million of concessional financing, which is equivalent in US terms in many ways to some of the DOE loan programs that are available for renewable technologies. That project, we're working through all of the necessary steps in order to get to FID with the target date of fourth quarter of this year, and then there's a two-year construction program working towards first electricity delivered to the grid towards the end of 2025. The next project, which is immediately adjacent, is a really interesting demonstration of the potential of CSP. SM1, as we call it, Solar Methanol One, is a demonstration plant, so it's only small. It's designed to produce 20 tons per day of green methanol. This project came about because we were approached by a number of partners that we worked with in Germany who were interested in participating in a program called HyGATE, which stands for the Hydrogen German Australian Transition Initiative.

Basically, it was a program designed by the German and Australian governments where there was funding made available to support demonstration projects, and not stuff in labs, but existing technologies that needed to be assembled in different ways to deliver hydrogen related, or hydrogen derivatives, that will be manufactured in Australia using, obviously, the Australian renewable energy resources, but then done in a way that linked back into Germany.

For those who aren't aware, one of the main German pathways for decarbonization, particularly on the shipping side, is methanol. And the interesting thing is since we started working on this project, a significant number of the major international shipping companies have also announced that they are purchasing both dual fueled diesel methanol as part of their transition plan, so this is a very interesting application for our CSP technology.

Now, the reason why it's interesting is because methanol, by its nature, has a distillation process, which needs heat. So, what we're able to do by co-locating SM1 with VS1 is provide dispatchable heat plus electricity to actually power the methanol plant in an extremely cost-effective way.

In terms of the funding of that project, we were fortunate to be announced as one of the HyGATE participants, so between the German and the Australian governments have agreed to provide $40 million of funding, which is approximately half the capex required to actually get that project stood up. That project is tracking along about six months behind VS1. It's quite obvious when you think about it that we need VS1 to be complete in order to provide the energy for the methanol project. The two are linked in that way.

In terms of other work that we do, we're currently also developing a 140 megawatt lithium-ion battery. Lithium-ion existing technology is, for us, just a way to make money, because of the opportunity that exists, given the start we have with Port Augusta. And then to touch on a couple of other projects that we're working on, one of those is with Mars Corporation. So they have a pet food facility in Australia and we are doing a brownfield retrofit of some CSP technology at that site to allow them to burn less gas as part of their operations. We're not providing our technology in that situation. We're simply acting as an owner engineer for a variety of reasons. Other technologies are suitable, but that's an interesting demonstration of the process heat market that's available.

Then, the final logo on the bottom of page 27 is for the CSIRO, which is the main Australian scientific organization, and we are designing, engineering, procuring in the process of commissioning right now a high temperature sodium link to allow them to test some of the more progressive research that they've been doing in the CSP space.

In terms of our targets and where we believe we need to get to in order to deliver on the economic promise of CSP, if I ask people to flip back to page 22, what you can see here is where we believe our CSP technology will get to. In most electricity applications, people these days are increasingly realizing that transmission connections are very difficult, very costly, and importantly, they take a long time to secure. So what we're tending to find, is that people would like to maximize the capacity factor of the generator that gets built at any given transmission point.

What we often quote to people is a hybrid plant, a mixture of PV for daytime generation, coupled with our CSP technology for night-time generation. When you do that, we believe blended economic output and LCOE of $50 a megawatt hour is the right number, and you have to disaggregate that. It's comprised of lower cost PV energy for six to eight hours per day plus higher cost CSP energy for that 12 to 20 hours per day, depending on the situation as is required.

These numbers on this page 22 are just for electricity generation. Obviously, by the time you move into processing green fuels applications, we're able to use the heat from the hot tank far more effectively. We do get into some quite interesting territory relative to existing gas pricing, and certainly relative to electricity only costs for green fuels applications.

If I may turn through to the slide on page 25, the market for CSP is going to be very significant, and I've already talked about the different sectors on grid power generation. If you go and look at in detail any of the IEA or the ARENA forecast, any of those properly integrated forecasts, what you find is CSP plays a role in terms of energy provision for somewhere between 5 and 25% of the stack in most sunny markets around the world.

Off-grid power generation is similar, but obviously, off-grid is effectively just building smaller versions of the grid. What we tend to find is that the applications that are most suitable end up being large mines in sunny places, so places like the Atacama, the Pilbara, there's a number of opportunities in southern Africa. Again, coming back to the Australian context, Olympic Dam, these sorts of places where you have large requirements for energy, with high quality counterparties and long durational bodies, so there will be a significant opportunity there.

Industrial heat is third on this page. Arguably, it could be fourth because it is much more challenging and much more bespoke. Typically, the installations are smaller, but there is still a really significant requirement for us to decarbonize industrial process heat. Given the location of a lot of the existing industry and available space and also climatic conditions, we think that there will be more weight put on electricity-based solutions in industrial heat, but there are certainly going to be opportunities to deploy CSP, which ultimately does provide cheaper heat. But those opportunities tend to be more site specific. You need good sunshine and you need available land.

Perhaps the most exciting information on this page 25 is actually on the renewable fuel side. This is really an emerging area, and I think it's capturing our attention just because of the fundamentals that underlie the technological position. The way we look at it, if you think about any existing refinery, typically there's a bunch of inputs that come into it, as well as a combination of electricity and gas, which is burned to produce process heat. In many of the green fuels applications, what we're increasingly finding is that any of these that involve some of the newer technologies and some of the chemical based systems are requiring a combination of heat plus electricity in the way that we always have historically used it. So we think that over time as the market shifts towards sustainable aviation fuel, methanol for shipping, and then in the longer term, low carbon hydrogen in the form of liquid hydrogen pneumonia, however that ends up playing out, we do think there are going to be very significant opportunities for CSP to be deployed into those projects.

At the risk of jumping around again, just to touch on it, and I'm conscious of time so I'm not going to talk for too much longer, but I did just want to draw people back to page 23 just to give people a bit of a sense as to how we think about monetizing our technology. The reality for us at the moment is that we have to be a project developer and that's why we've got the opportunities in Australia and it's also why we're increasingly turning our mind to the establishment of development operations here in the US as well as in the Middle East and then in due course, other sunny markets, Spain, Chile, Southern Africa, et cetera.

Those projects once they're established, are really the conduit for us to sell into those projects. The equipment that embodies the IP that we've developed and perfected over the last 13 years. And in the medium term, it's definitely the OEM part of the business, the equipment sales that we see as being the most important part of our business in terms of the economics. In addition to projects at OEM, we also believe that there is a really important role for us to play in O&M, operations and maintenance and that a couple of things underpin that.

So number one, we are the world leaders in the use of sodium and CSP, and it's important that we educate people on how to do CSP with sodium properly so that we make sure obviously the performance is delivered, but also that there's no risk or safety issues. The other part that's important in O&M is that we believe we need to continue to operate our technology so that we can understand how to make it better. The technology is relatively young and obviously there will be opportunities for continuous improvements, so having access to them is important.

The final thing on this page, which some people find a little counterintuitive, is that we also are developing an internal construction capability. If you go and read the NREL best practices report in CSP, what you'll find is that a bunch of the issues that have occurred in the industry previously have actually been because people took decisions in the procurement or the construction of these projects that ultimately had quite significant consequences in terms of sustainability and performance. So we believe it's critical for us to make sure that we have supervisory capabilities to get the projects procured and constructed appropriately.

Jon, I think that's probably about time. I'm happy to keep talking, but I'm conscious that perhaps it's best to throw it over to questions at this point.

Jon Windham:

Yeah, perfect. Craig, thank you so much for that.

Chelsea, can you provide participants on instructions on how they can log questions? And after you're done with that, I'll get the conversation started. Thank you.

Chelsea:

If you'd like to ask a question, please press star 1, unmute your phone and record your name, clearly when prompted. Again, if you'd like to ask a question, please press star 1, unmute your phone and record your name, clearly when prompted. Thank you.

Jon Windham:

So I really appreciate the presentation and obviously, there's lots in the slides for people to refer to later. I see that these calls are an introduction to the Company. But I don't want to put words in your mouth, but the way I think about concentrated solar or see if you disagree with this, is it's a technology that's been around for a little while, but really kind of required PV without storage to take off first. And then like we see in California, and I imagine you have something similar in Australia, markets that are well penetrated with PV solar, create the duck curve around California where it's like solar power during the middle of the day, is actually not that valuable, but your ability to store it and then sell it at night when rates are very high.

Is that the framework where we're thinking here with concentrated solar is the sort of great second technology to come in and further supplement decarbonization after PV has disrupted the cost curve?

Meaning the real competitor here isn't PV solar, it’s the competitor is storage.

Craig Wood:

Yeah, I think that's right. So just maybe one slightly technical nerd point. CSP is a bit different in that you have both the generation as well as obviously the storage and the energy creation. So you're combining the two. So it's not really the fact that there's lots of very low cost day time energy because of the overbuilt PV that drives the value. If you've got a battery and you're able to store the energy that's free during the day and dispatch that into the evening, then that's where the battery value from. So CSP is a bit different because it's both capturing the energy, storing it, and then generating.

But putting that sort of technical piece to one side, I think your proposition is correct. The reality is PV and wind are incredibly cheap. If you couple them with batteries, you can get two to four hours of effective storage. But the analogy we always use inside the business is that, if you want to keep watching your television past 8:00 PM you need something else that is a longer duration technology.

So I think you're a hundred percent correct. It comes down to the different storage options. Long duration storage options for our competitors or the other really significant competitor is gas. So as the coal retires, you end up having to put in gas as a transition fuel. And then really the question is how quickly these longer duration storage technologies like CSP, if you're in the desert or like pumped hydro if you're in Norway, it's a question of how quickly they can be built to allow us over time to reduce the amount of gas that's burned.

Jon Windham:

Got it.

And if I could ask you to go to page 22. I have what I will call a technical question, it will give you a laugh, being technical.

On here for Vast, which is where you have the levelized cost of energy comparison to battery storage to CSP only 16 hours in CSP plus PV hybrid 16 hours. I just want to clarify 16 hours of storage or 16 hours of total production including storage, you'll get sun’s up plus the storage time? Well, what's that 16 hours directly referred to?

Craig Wood:

So the way we talk about our plants, that 16 hours would be the 16 hours of storage. So really the bottom bar there as an example, where you've got a CSP PV hybrid that's a plant that's designed to provide 24/7 energy when it's sunny. So call it eight hours of daytime from the PV, 16 hours of nighttime generation from the CSP. And so essentially what the CSP is doing is during the eight hours of daytime, the CSP energy is being captured and stored in that time in the battery. And then we turn the turbine on half an hour before sunset and we run the turbine at full load for 16 hours to provide night time generation.

Jon Windham:

So I think of places like Southern Nevada, places like that, you're basically talking almost 24/7/365.

Craig Wood:

Correct, yeah. And you end up doing a fairly complicated optimization about the amount of energy you're going to spill in the summer versus having extra mirrors so that you can operate for 24/7 during the winter. But broadly speaking, in really sunny environments like that, you'd be looking at capacity factors of certainly greater than 80, nudging up towards 90% depending on the configuration choices that you made.

Jon Windham:

Got it. Great. Thank you.

And I'm glad you mentioned the mirror because I wanted to talk about some of the hardware that goes into these and where you source it. And maybe I'll sort of frame the question about how much of the existing PV solar supply chain and the scale they created there, are you able to leverage here? And then starting with the mirrors are obviously somewhat unique to CSP, but things like the trackers on the mirrors are, is that a regular tracker, a regular PV tracker? Are those custom? Can you just talk a little bit about how unique the supply chain is? How much of our support commoditized part of the PV supply chain?

Craig Wood:

So the reality is our supply chain is pretty much completely separate from the PV supply chain. And as it turns out, in the current environment, it's actually a pretty good thing. What we tried to do is to the maximum extent possible, crush down the cost of our system such that we're approximating the base cost of the underlying materials.

So if I talk about the heliostats, the mirrors, really what we have there is, it's a 140 millimeter tube that gets piled with an investor foundation. We have a gear box that's proprietary technology to us. It's relatively simple, it's a gear box with some electronics to control it. That the level of precision that we need and the price point that we need to hit ends up meaning that you can't just pick up an off the shelf PV tracker and use that in CSP.

Typically these days the economic PV systems end up being just a single access tracker, whereas we need to move each of our mirrors independently from the others, but they need to move through two axes in order to make sure that the sun is able to be tracked and the reflection of the sun kept on the target throughout the course of the day.

In terms of the rest of the system, the mirrors are a pretty standard form of glass. They are a low iron glass, so typically the glass that you would use in large office buildings, for example, that would be low iron and just it's a clearer type of glass. And then the mirroring system is a coating system that's a bit more scientific but not very much, versus what you'd have in your bathroom mirrors.

The other part of it that we have is a automated manufacturing line that takes rolled pre-coated coil steel and fashions that into the structure that actually ends up supporting to a very high level of accuracy, those mirrors into the right shape that allows them to focus the sun’s energy in a spot up onto that receiver. In kind of the same way as you would've when you were a kid playing with a magnifying glass and a leaf in the backyard.

The rest of the system, we tend to use some relatively exotic stainless steels, but they're readily available. And then other than that, it's pretty standard stuff in terms of insulation, bunch of structural steel, we do need a steam turbine, but again that's a hundred year old technology. So it's a system that is by design, maximizing the use of low cost materials and then making sure that we're not over-processing those so that we can keep the cost as low as possible.

Jon Windham:

Great. I appreciate that.

Maybe just one more from me before we go to the line, I know reading from the website and the press release, you touched on this briefly, as this being easier to permit. Obviously, interconnection and permitting has become a big bottleneck, that's run into one bottleneck after another in this industry. I find over time, you have to fight through it.

But you talk about easier than what? In terms of permitting, and why you think it'll be easier to get the permit in the field?

Craig Wood:

Yeah, sure. So current state of the art in CSP is those central tower systems. The central tower itself is typically 750 feet tall, so it's absolutely massive. And you tend to build these things in deserts where the land is fairly flat. So the visual issues that can be created from having what is essentially resembles when you look at it, another sun, sitting on top of a tower that's 750 meters tall in an otherwise flat landscape, it's non-trivial, trying to get that sort of establishment permitted.

The other part that's particularly relevant in the US context is that a lot of the places that make most sense for CSP typically end up being also very close to some of the flight path for much of the military testing and so on that goes on in the desert.

So there's some significant complexities with permitting central tower plants. If you were to go back a generation and look at parabolic troughs, in that case, because of the nature of that technology, you need extremely flat surfaces. So there ends up being a very significant amount of disturbance, civil works, that need to go on in order to prepare, effectively they call them benches, to allow you to tear the ground to put those parabolic trough systems on there.

By comparison, our system, because it's got smaller modules, and because each heliostat tracks independently of the others, we're able to absorb quite a degree of variability in the underlying ground conditions. And certainly, again from a cost perspective, we have a strong preference to leave the ground undisturbed and to just install the system on top of the ground. So that also brings, obviously the cost benefits, but it also brings really significant environmental benefits in terms of we're not destroying habitats, we're not creating monocultures underneath the heliostats that ultimately end up creating dust issues and so on.

So there's a series of, some of them are pretty obvious in terms of, our 150 feet tall towers are a lot shorter than 750 foot tall towers. But there's a number of other more subtle benefits that come from the more flexible nature of our system as well.

Jon Windham:

Perfect. Thank you. Could we feed up questions, Chelsea, any questions live on the line?

Chelsea:

I’m showing no questions on the phone line.

Jon Windham:

Okay, great. A couple of different people are asking somewhat of a similar question, or at least on a similar topic so I'll sort of paraphrase and get into it. People asking one, what's the thought process with going public now via the SPAC? Are there any benefits with the special acquisition corp.’s relationship?

Craig Wood:

Yeah, so the thought process is pretty simple. We've been working away quietly in Australia for 13 years with the support of one high net worth guy from Australia and also the Australian government through ARENA.

We now are at the point where we know the technology works, we have the projects lined up. Fundamentally, we need the capital to get on, develop those projects, prove the technology utility scale and obviously flesh out the pipeline so that we can go and expand rapidly after that.

Why the US? Look, the reality is, I think there's two things there. One of them is, the depth of capital that's available here in the US is just orders of magnitude deeper than it is in Australia. So that was part of the reason for coming here initially. And then the other thing, we've always expected to be doing a lot of business in the US, but I think the timing with the Inflation Reduction Act and the opportunities that effectively get brought forward because of that support really make it a no-brainer to be starting to develop projects in the US.

The SPAC route itself, that was an interesting set of discussions. In the materials that we circulated, there's a number of mentions of Nabors Industries. So Nabors is a Houston based company. I'm actually currently sitting in Houston. And they are historically a drilling business, an onshore drilling business. What we have found in working with them is a partner who is really committed to the energy transition. They've been exploring through a number of investments over the last several years, adjacencies to their business that are linked to the transition. And as part of that exploration, they stood up the NETC SPAC on New York Stock Exchange going on a couple of years ago now.

They looked at some significant number of companies, like in the order of 200 companies. And ultimately, we and they believe that this combination makes good sense, certainly for Vast, but also for Nabors because it does allow them to leverage some of their existing infrastructure. And they certainly have some very impressive capabilities, in terms of manufacturing, robotics and automation and operations in 20 countries. And then they've importantly got obviously leading positions here in the US, but they're also in a joint venture with Saudi Aramco in the Kingdom of Saudi Arabia. And that's a very prospective market for technologies like ours.

So it's an interesting partnership, and one that is going extremely well for us, and hopefully for Nabors so far.

Jon Windham:

Great, thank you. And you brought up the other topic that we got a couple of emailed questions around. I think people are pretty familiar with the Inflation Reduction Act as it relates to PV solar. And so there's people asking, obviously a domestic clean energy manufacturing tax credit under the 45X and the bill, which is something like 17, sends a lot for perfectly integrated solar modules as well as domestic content adders.

Can you talk through, does CSP also qualify for, not just a step up in the IPC of 30%, but is it possible to qualify for the domestic content adders? Do your suppliers potentially qualify for domestic content manufacturing credit, which is the tracker companies you're using? What's your thoughts on whether CSP's on equal footing within the IRA, full suite of tax credits?

Craig Wood:

Yeah, so it definitely is. If anything, it's more advantageous. So let me answer the question by sort of stepping you through what a CSP PV hybrid that was ultimately providing energy into a hydrogen generation system. Let me just talk through how that would work.

So the PV, which would be built obviously for daytime energy, would attract the production tax credit for 10 years. So that's just the standard PTC. The CSP would attract the investment tax credit, as you mentioned, the IPC of 30%. It would also attract up to a further 10% for domestic content, and a further 10% for, depending on location, if it was basically being built in suitable areas, typically where existing coal fired generators have been displaced. So there's up to a 50% ITC on the CSP component.

So those two, the PTC and the ITC, effectively stacked together to mean that the energy price that will be available to put into a hydrogen production facility would be significantly advantaged where they're not there.

Obviously, the hydrogen they're depending on, reasonably complicated mathematics around the carbon content of the energy that's coming in, would be available. That would attract up to a $3 per kilogram credit on hydrogen production as well. To be honest, we are still working through the detail on the maps to confirm that our renewable energy would be eligible for the full $3 a kilo.

But prima facie, you would think that should be the case. So net net, if you add up all of those things, the PTC, the IPC, and the hydrogen credit, you end up in a position where the economic outcomes are really very attractive.

Jon Windham:

Got it. Appreciate that. I think we're all sort of waiting a little bit on the IRS clarity on the bill you read out. The bill that's, let's say, are open to interpretation. But that should be forthcoming here pretty quickly.

The other question I have, and again, combining a couple of email questions, but I think at least the gist to what they're trying to get at, I think in the slides it says transactions that you close, maybe late second quarter, sometime third quarter, for that sort of timeframe, not too far off. The publicly listed company, and having these development projects, a pretty large backlog that's expected to ramp, just thinking of the 12 months after the SPAC deal closes, what would you point investors to as, hey, this is how we're winning? You know what I mean? Here are the things to track that we really need to get done in the 12 months from June of this year to June of 2024. How do we think about the cadence or the news flow to keep track on the story?

Craig Wood:

Look, let me talk about the business first, because I think that's the most important thing. The critical for us, as I mentioned, is the delivery of the projects that we've got in Port Augusta, right? So that's primarily VS1, it's SM1, and then to the extent that we're able to deliver an economic return from that battery development, then that would also be terrific.

In the case of VS1, it's really all about us reaching financial close. Financial close will mean, definitionally, that grid connection is finalized, engineering's finalized, procurement is finalized, all the funding is finalized. The project is then moving into execution mode. So that's a really critical milestone. SM1, the methanol project, it will be, it is being worked through a similar process, albeit obviously different. The financial close of that should happen sometime after the VS1. Again, it's an important milestone.

So it's really, in terms of the business, what I talked to my senior team about, it's really just focusing on the execution of those projects. In terms of taking a step away from the nuts and bolts, the other stuff that's really critical for us, it really does revolve around a lot of the preparations for the deSPAC. So there's a lot of work going on, obviously, around governance, systems, processes, all of those things that necessarily we need to have in place before we deSPAC.

And so that's another important work stream. There'll be, back to your direct question, there's probably going to be a number of announcements that come out about a lot of those things, and they're all important. But yeah, it's sort of the two main work streams, I think.

Jon Windham:

All right, perfect. As always, I like to say, the hour goes very fast. And I think there's a lot more that you could get into, just reminders for the audience, this is an introduction. Obviously, Vast is going through the process, and likely be publicly here very soon, so they're certainly a name to keep an eye on.

Important Information for the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Vast Solar Pty Ltd (“Vast”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed business combination and (ii) a preliminary proxy statement of Nabors Energy Transition Corp (“NETC”) to be distributed to holders of NETC’s capital stock in connection with NETC’s solicitation of proxies for vote by NETC’s shareholders with respect to the proposed business combination and other matters described in the Registration Statement. NETC and Vast also plan to file other documents with the SEC regarding the proposed business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of NETC. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC’s website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors Industries Ltd. (“Nabors”), Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed business combination. Information about the directors and executive officers of NETC is set forth in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 28, 2022. To the extent that holdings of NETC’s securities have changed since the amounts printed in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, NETC’s and Vast’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination and NETC’s and Vast’s future financial performance following the proposed Business Combination, as well as NETC’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to complete the Business Combination or the convertible debt and equity financings contemplated in connection with the proposed Business Combination (the “Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by NETC’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of NETC’s securities; the inability of the Business Combination to be completed by NETC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NETC; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or the Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of Vast’s shares on a national exchange following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the proposed Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section of the Appendix titled "Summary Risk Factors" attached to this Presentation and will be set forth in the section titled "Risk Factors" in the proxy statement/prospectus that will be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed Business Combination. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETC’s expectations can be found in NETC’s periodic filings with the SEC, including NETC’s Annual Report on Form 10-K filed with the SEC on March 28, 2022 and any subsequently filed Quarterly Reports on Form 10-Q. NETC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.